Exhibit 12
			       Xerox Corporation

		  Computation of Ratio of Earnings to Fixed Charges

		       Nine months ended            Year ended
			 September 30,              December 31,
(In millions)            1997    1996    1996    1995    1994    1993*  1992
Fixed charges:
  Interest expense    $   450  $  446  $  592  $  603  $  520  $  540 $  627
  Rental expense           92     110     140     142     170     180    187
  Preferred stock divi-
   dend of subsidiary      37       -       -       -       -       -      -
 Total fixed charges
  before capitalized
  interest                579     556     732     745     690     720    814
Capitalized interest        -       -       -       -       2       5     17
Total fixed charges   $   579  $  556  $  732  $  745  $  692  $  725 $  831

Earnings available for
  fixed charges:
  Earnings**          $ 1,480  $1,318  $2,067  $1,980  $1,602  $ (193)$1,183
  Less undistributed
   income in minority
   owned companies       (101)    (91)    (84)    (90)    (54)    (51)   (52)
  Add fixed charges
    before capitalized
    interest and
    preferred stock
    dividend of
    subsidiary            542     556     732     745     690     720    814
  Total earnings
    available for
    fixed charges     $ 1,921  $1,783  $2,715  $2,635  $2,238  $  476 $1,945

Ratio of earnings to
 fixed charges (1)(2)    3.32    3.21    3.71    3.54    3.23    0.66   2.34

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, one-third of rent expense as representative of the interest portion of rentals, and preferred stock dividend requirements of subsidiaries.
    Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Discontinued operations consist of the Company's Insurance and Other Financial Services businesses and its real-estate development and third-party financing businesses.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.

** Sum of "Income before Income Taxes, Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."